UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42465

EUROHOLDINGS LTD
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroHoldings Ltd (the “Company”) on November 17, 2025: Euroholdings Ltd Reports Results for the Quarter and Nine-Month Period Ended September 30, 2025 and announces the acquisition of one 49,997 DWT Product Tanker Vessel, M/T Hellas Avatar, built in 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROHOLDINGS LTD.

Dated: November 18, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroholdings Ltd

Reports Results for the Quarter and Nine-Month Period Ended September 30, 2025 and announces the acquisition of one 49,997 DWT Product Tanker Vessel, M/T Hellas Avatar, built in 2015

Maroussi, Athens, Greece – November 17, 2025– Euroholdings Ltd (NASDAQ: EHLD, the “Company” or “Euroholdings”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three and nine-month periods ended September 30, 2025. The Company was incorporated by Euroseas Ltd. (NASDAQ: ESEA, or "Euroseas") to serve as the holding company of three subsidiaries that were contributed by Euroseas to Euroholdings effective January 1, 2025; Euroseas spun-off Euroholdings on March 17, 2025, which has since been operated as an independent company. The results below refer to Euroholdings and its subsidiaries for the periods presented. Historical comparative periods reflect the results of the carve-out operations of the three vessels that were contributed to the Company.

Third Quarter 2025 Financial Highlights:

•

Total net revenues of $3.0 million. Net income of $1.5 million or $0.55 earnings per share basic and diluted. Adjusted net income for the period remained unchanged at $1.5 million or $0.55 per share basic and diluted.

•

Adjusted EBITDA1 was $1.4 million.

•

An average of 2.0 vessels were owned and operated during the third quarter of 2025 earning an average time charter equivalent rate of $16,580 per day.

•

Declared a quarterly dividend of $0.14 per share for the third quarter of 2025, as in previous quarters, which is payable on or about December 16, 2025, to shareholders of record on December 9, 2025.

Nine Months 2025 Financial Highlights:

•

Total net revenues of $8.7 million. Net income of $13.4 million or $4.81 earnings per share basic and diluted. Adjusted net income for the period was $3.2 million or $1.15 per share basic and diluted.

•

Adjusted EBITDA1 was $3.1 million.

•

An average of 2.1 vessels were owned and operated during the first nine months of 2025 earning an average time charter equivalent rate of $16,298 per day.

1Adjusted EBITDA, Adjusted net income and Adjusted income per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroholdings financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Recent developments:

•

As previously announced, on November 3, 2025, the Company signed a Memorandum of Agreement to acquire a medium-range (MR) product tanker vessel with capacity of 49,997 dwt, built in 2015 in South Korea, from an affiliated party. The vessel will be purchased for a price of $31.83 million, with delivery expected in mid-November 2025. An independent committee of disinterested directors was formed to evaluate and approve the transaction. On November 14, 2025, the Company signed a loan agreement with Piraeus Bank S.A. for $20.0 million to partly finance the acquisition of the vessel.

Aristides Pittas, Chaiman, President and CEO of Euroholdings commented: “We are pleased to report the results for the third quarter of 2025 which were much improved as compared to the previous one. We are also happy to declare the third quarterly dividend representing an annualized yield of about 8% on the strength of the earnings generated from our current containership vessels.

“In June 2025, we announced a change in our shareholder base which resulted in Marla Investments Inc., a company associated with the Latsis family of Greece, acquiring about 51% of the Company with the Pittas family remaining a large shareholder as well. Subsequently, our Board of Directors decided to focus our growth in the tanker sector and, initially, the medium range (“MR”) product tankers. The first step of this new strategic direction is taking place with the acquisition of M/V Hellas Avatar, a 49,997dwt modern product tanker built in 2015, that we announced on November 5, 2025.

“While our two elder containerships continue to generate earnings and positive cash flow, we are evaluating our next step in the tanker sector. We remain committed to growing Euroholdings into a premier publicly-listed owner and operator in a sector which we believe offers significant market opportunities and increased visibility in the energy and public markets.”

Athina Atalioti, Chief Financial Officer of Euroholdings commented: “In the third quarter of 2025, on a per-vessel-per-day basis, our vessels earned an average charter rate of $16,580, 17.7% higher compared to $14,087 average charter rate for the same period of 2024. Our net revenues decreased to $3.0 million in the third quarter of 2025 compared to $4.2 million during the same period of last year as a result of two vessels operating and earning revenues during the third quarter of 2025 compared to three for the same period of last year.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $7,902 per vessel per day during the third quarter of 2025 as compared to $7,431 per vessel per day for the same quarter of last year. This increase is mainly due to higher general and administrative expenses per vessel as a result of the spin-off costs and costs related to the company being public and fewer vessels we owned during the period as compared to the same period of 2024.

“Adjusted EBITDA during the third quarter of 2025 was $1.4 million versus $1.0 million in the third quarter of last year.”

Third Quarter 2025 Results:

For the third quarter of 2025, the Company reported total net revenues of $3.0 million representing a 29.4% decrease over total net revenues of $4.2 million during the third quarter of 2024 which was the result of the decreased average number of vessels operating in the third quarter of the current year. On average, 2.0 vessels were owned and operated during the third quarter of 2025 earning an average time charter equivalent rate of $16,580 per day compared to 3.0 vessels in the same period of 2024 earning on average $14,087 per day.

For the third quarter of 2025, voyage expenses amounted to $0.03 million and mainly relate to owners’ expenses in various ports, as compared to $0.7 million in the same period of 2024 mainly including owners expenses while one of our vessels was repositioning in order to pass her special survey with drydock.

Vessel operating expenses decreased to $1.1 million for the third quarter of 2025 from $1.5 million in the same period of 2024. The decrease is mainly attributable to the decreased average number of vessels owned and operated during the period.

Related party management fees for the period were $0.2 million for the third quarters of 2025 and 2024.

General and administrative expenses remained unchanged at $0.2 million for both the third quarters of 2025 and 2024.

Interest income increased to $0.1 million for the third quarter of 2025 compared to nil in the same period of 2024. The increase in interest income is attributable to higher cash balances maintained during the third quarter of 2025 compared to the corresponding period in 2024.

The Company reported net income for the third quarter of 2025 of $1.5 million, as compared to net income of $1.0 million for the same period of 2024.

Adjusted EBITDA for the third quarter of 2025 was $1.4 million compared to $1.0 million achieved during the third quarter of 2024.

Basic and diluted earnings per share for the third quarter of 2025 was $0.55 calculated on 2,816,615 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.34 for the third quarter of 2024, calculated on 2,780,855 basic and diluted weighted average number of shares outstanding.

The adjusted net earnings for the quarter ended September 30, 2025, increased to $0.55 per share basic and diluted compared to adjusted net earnings of $0.34 per share basic and diluted for the quarter ended September 30, 2024.

Nine Months 2025 Results:

For the first nine months of 2025, the Company reported total net revenues of $8.7 million representing a 27.4% decrease over total net revenues of $12.1 million during the first nine months of 2024, which was the result of the lower average numbers of vessels operated during the first nine months of 2025 compared to the same period of 2024. On average, 2.1 vessels were owned and operated during the first nine months of 2025 earning an average time charter equivalent rate of $16,298 per day compared to 3.0 vessels in the same period of 2024 earning on average $14,760 per day.

For the first nine months of 2025, voyage expenses were $0.1 million and mainly relate to owners’ expenses in various ports. For the same period of 2024, voyage expenses were $0.9 million and relate to vessels repositioning between charters and expenses during operational off-hire and scheduled off-hire time.

Vessel operating expenses were $3.3 million for the first nine months of 2025 as compared to $4.6 million for the first nine months of 2024. The decrease is mainly attributable to the lower number of vessels operating in the first nine months of 2025 compared to the corresponding period in 2024, partly offset by the cost of the repairs performed on M/V Diamantis P prior to its sale.

Related party management fees for the first nine months of 2025 decreased to $0.6 million from $0.7 million for the same period of 2024 due to the lower number of vessels operating in 2025 partly offset by  the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros, and the unfavorable movement of the euro/dollar exchange rate during the period.

General and administrative expenses for the first nine months of 2025 were $1.2 million compared to $0.6 million for the same period of 2024. The increased general and administrative expenses reflect mainly expenses related to the Company being public, including the compensation expense recognized due to accelerated vesting of share-based awards upon a change of control.

During the first nine months of 2025 one of our vessels completed its intermediate survey for a total cost of $0.4 million. During the first nine months of 2024 one of our vessels was drydocked in order to pass its special survey, which was completed in the fourth quarter of 2024, also for a total cost of $0.4 million.

On January 10, 2025, the Company signed an agreement to sell M/V Diamantis P, a 2,008 teu container carrier, built in 1998, for further trading, for approximately $13.2 million, resulting in a gain on sale of $10.2 million.

Interest and other financing costs for the first nine months of 2025 were nil. For the same period of 2024 interest and other financing costs amounted to $0.1 million as the Company’s bank debt was fully repaid in March 2024.

Interest income increased to $0.2 million for the first nine months of 2025, compared to nil in the same period of 2024. The increase in interest income is attributable to higher cash balances maintained during the first nine months of 2025 compared to the corresponding period in 2024.

The Company reported net income for the period of $13.4 million, as compared to net income of $4.7 million, for the first nine months of 2024.

Adjusted EBITDA for the first nine months of 2025 was $3.1 million compared to $4.8 million achieved during the first nine months of 2024.

Basic and diluted earnings per share for the first nine months of 2025 was $4.81, calculated on 2,793,954 basic and diluted weighted average number of shares outstanding compared to earnings per share of $1.70, calculated on 2,780,855 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the earnings for the first nine months of the year of the gain on sale of vessel, the adjusted net earnings for the nine-month period ended September 30, 2025, would have been $1.15 per share basic and diluted, compared to adjusted earnings of $1.70 per share basic and diluted, for the nine-month period ended September 30, 2024. Usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

After the delivery of M/V HELLAS AVATAR, the Euroholdings Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
JOANNA (**)	Feeder	22,301	1,732	1999	TC until Mar-26 then until Sep-26, then until Nov-26	$19,000 $9,500 $16,500
AEGEAN EXPRESS (*)	Feeder	18,581	1,439	1997	TC until Nov-25	$16,700
Total Container Carriers	2	40,882	3,171
HELLAS AVATAR	Product Tanker	49,997		2015	Spot
Total Tankers	1	49,997
Grand Total	3	90,879

Note:

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

(**)

Period to November 2026 is at the option of the charterer.

Summary Fleet Data:

	3 months, ended September 30, 2024	3 months, ended September 30, 2025	9 months ended September 30, 2024	9 months ended September 30, 2025
FLEET DATA
Average number of vessels (1)	3.0	2.0	3.0	2.1
Calendar days for fleet (2)	276.0	184.0	822.0	560.4
Scheduled off-hire days incl. laid-up (3)	10.9	-	10.9	7.3
Available days for fleet (4) = (2) - (3)	265.1	184.0	811.1	553.1
Commercial off-hire days (5)	-	-	3.7	-
Operational off-hire days (6)	2.5	-	3.8	-
Voyage days for fleet (7) = (4) - (5) - (6)	262.6	184.0	803.6	553.1
Fleet utilization (8) = (7) / (4)	99.0%	100.0%	99.1%	100.0%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	99.5%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.0%	100.0%	99.5%	100.0%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	14,087	16,580	14,760	16,298
Vessel operating expenses excl. drydocking expenses (12)	6,460	6,730	6,436	7,018
General and administrative expenses (13)	971	1,172	751	2,197
Total vessel operating expenses (14)	7,431	7,902	7,187	9,215
Drydocking expenses (15)	1,593	145	535	655

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. TCE provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, if any, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast: Today, November 17, 2025 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroHoldings” to the operator and/or conference ID 13757176. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio Webcast- Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.euroholdings.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the third quarter ended September 30, 2025, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroholdings.gr) on the webcast page. Participants to the webcast can download the PDF presentation

Euroholdings Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine months ended September 30, 2024	Nine months ended September 30, 2025
	2024	2025
	(unaudited)
Revenues
Time charter revenue	4,432,490	3,082,843	12,752,551	9,106,990
Commissions	(239,432)	(120,506)	(696,537)	(357,059)
Net revenues	4,193,058	2,962,337	12,056,014	8,749,931

Operating expenses / (income)
Voyage expenses	733,373	32,080	891,696	92,324
Vessel operating expenses	1,536,484	1,056,115	4,562,551	3,318,326
Drydocking expenses	439,597	26,771	439,597	366,868
Vessel depreciation	16,785	22,099	32,804	53,489
Related party management fees	246,402	182,158	727,944	614,510
General and administrative expenses	268,046	215,692	617,003	1,231,454
Gain on sale of vessel	-	-	-	(10,230,210)
Total Operating expenses / (income), net	3,240,687	1,534,915	7,271,595	(4,553,239)

Operating income	952,371	1,427,422	4,784,419	13,303,170

Other income / (expenses)
Interest and other financing costs	-	-	(65,989)	-
Foreign exchange (loss) / gain	(1,382)	(11,452)	2,740	(21,274)
Interest income	-	119,506	-	157,920
Other (expenses) /income, net	(1,382)	108,054	(63,249)	136,646
Net income	950,989	1,535,476	4,721,170	13,439,816
Earnings per share, basic and diluted	0.34	0.55	1.70	4.81
Weighted average number of shares, basic and diluted	2,780,855	2,816,615	2,780,855	2,793,954

Euroholdings Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2024	September 30, 2025

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	129,541	15,973,097
Trade accounts receivable	443,229	12,982
Other receivables	65,259	26,924
Inventories	647,879	158,138
Prepaid expenses	107,799	211,791
Due from related company	980,952	1,108,197
Total current assets	2,374,659	17,491,129
Fixed assets:
Vessels, net	6,238,768	3,583,497
Total assets	8,613,427	21,074,626

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade accounts payable	1,510,281	352,697
Accrued expenses	710,587	276,657
Deferred revenue	153,791	1,269,260
Total current liabilities	2,374,659	1,898,614

Total liabilities	2,374,659	1,898,614
Shareholders' equity:
Share capital ($0.01 par value; 100,000,000 shares authorized, 0 and 2,816,615 issued and outstanding)	-	28,166
Additional paid-in capital	-	6,496,682
Net former parent company investment	6,238,768	-
Retained earnings	-	12,651,164
Total shareholders’ equity	6,238,768	19,176,012
Total liabilities and shareholders’ equity	8,613,427	21,074,626

Euroholdings Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2024	2025

Cash flows from operating activities:
Net income	4,721,170	13,439,816
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	32,804	53,489
Share based compensation cost	-	286,080
Gain on sale of vessel	-	(10,230,210)
Amortization of deferred charges	33,740	-
Changes in operating assets and liabilities	661,095	349,493
Net cash provided by operating activities	5,448,809	3,898,668

Cash flows from investing activities:
Cash paid for vessel improvements	(129,429)	(141,947)
Net proceeds from sale of vessel	-	12,875,487
Net cash (used in) / provided by investing activities	(129,429)	12,733,540
Cash flows from financing activities:
Repayment of long-term bank loan	(1,925,000)	-
Net transfers to former parent company	(3,482,456)	-
Dividends paid	-	(788,652)
Net cash used in financing activities	(5,407,456)	(788,652)

Net (decrease) / increase in cash and cash equivalents	(88,076)	15,843,556
Cash and cash equivalents at beginning of period	493,387	129,541
Cash and cash equivalents at end of period	405,311	15,973,097

Euroholdings Ltd.

Reconciliation of Adjusted EBITDA to

Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2024	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2025
Net income	950,989	1,535,476	4,721,170	13,439,816
Interest and other financing costs / (interest income) - net	-	(119,506)	65,989	(157,920)
Vessel depreciation	16,785	22,099	32,804	53,489
Gain on sale of vessel	-	-	-	(10,230,210)
Adjusted EBITDA	967,774	1,438,069	4,819,963	3,105,175

Adjusted EBITDA Reconciliation:

Euroholdings Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, income taxes, depreciation and gain on sale of vessel. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because as a supplemental basis upon which the Company assesses its financial performance and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, gain on sale of vessel and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroholdings Ltd.

Reconciliation of Adjusted net income to Net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2024	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2025
Net income	950,989	1,535,476	4,721,170	13,439,816
Gain on sale of vessel	-	-	-	(10,230,210)
Adjusted net income	950,989	1,535,476	4,721,170	3,209,606
Adjusted earnings per share, basic and diluted	0.34	0.55	1.70	1.15
Weighted average number of shares, basic and diluted	2,780,855	2,816,615	2,780,855	2,793,954

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroholdings Ltd. considers Adjusted net income to represent net income before gain on sale of vessel. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain on sale of vessel, which may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP, The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income and Adjusted earnings per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About Euroholdings Ltd.

Euroholdings Ltd. was formed on March 20, 2024, under the laws of the Republic of the Marshall Islands. The Company was incorporated by Euroseas Ltd. (NASDAQ: ESEA, or "Euroseas") to serve as the holding company of three subsidiaries that were contributed by Euroseas effective January 1, 2025. On March 17, 2025, Euroseas distributed all the shares of Euroholdings to its shareholders thereby spinning off Euroholdings. Euroholdings began trading on NASDAQ Capital Market under the ticker EHLD on March 18, 2025.

Euroholdings operates in the container shipping market. Euroholdings' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroholdings employs its vessels on period charters.

The Company has a fleet of 2 Feeder container carriers with a total carrying capacity of 3,171 TEU.

Forward Looking Statement

This press release contains forward-looking statements, including as defined under U.S. federal securities laws, concerning future events. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions.  Words such as “anticipates,” “may,” “potential,” “predicts,” “projects,” “should,” "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission (the “SEC”). Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Visit our website www.Euroholdings.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Strategy Officer & Treasurer Euroholdings Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@Euroholdings.gr	Nicolas Bornozis/Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: euroholdings@capitallink.com